BAE SYSTEMS

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04 MAR 31 AM 7:21

04024002

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

BAE Systems plc –Appointment of Non-Executive Director and Chairman

The Board of BAE Systems plc has agreed that Dick Olver will be appointed a non-executive Director of the Company on 17 May 2004 and will succeed Sir Richard Evans as Chairman on 1 July 2004.

Sir Richard Evans will retire from the Board on 1 July 2004.

Mr Olver is currently Deputy Chief Executive of BP p.l.c. and Senior Independent Director of Reuters Group plc.

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